UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______ )*

SunSi Energies Inc.
(Name of Issuer)
Common Stock, 0.001 par value
(Title of Class of Securities)
86800Q 103
(CUSIP Number)
Liu Dongqiang Room 602 Unit 1 No. Jia 71-5 Mishan Road, Wendeng City, Shandong Province, China Telephone: 86-186 631 73999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86800Q 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liu Dongqiang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,924,194

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,924,194

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,924,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.93%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                    Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of SunSi Energies Inc, a Nevada corporation, (the “Company”). The Company's principal executive offices are located at 45 Main Street, Suite 309 Brooklyn, New York, 11201.

Item 2.                    Identity and Background.

(a)	This Schedule 13D is being filed by Liu Dongqiang

(b)	The address of Mr. Liu is Room 602 Unit 1 No. Jia 71-5, Mishan Road, Wendeng City, Shandong Province, China.

(c)	Mr. Liu’s principal occupation is Businessman.

(d)	None

(e)	None

(f)	Mr. Liu is a citizen of China.

Item 3.                    Source and Amount of Funds or Other Consideration.

Mr. Liu acquired the shares as consideration for his sale to the Company of a 60% equity interest in Wendeng He Xie Silicon Co., Ltd. (“Wendeng”).

Item 4.                    Purpose of Transaction.

Mr. Liu acquired the shares that are the subject of this Schedule 13D as consideration for his sale to the Company of a 60% equity interest in Wendeng.  Except as set forth herein, Mr. Liu does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  Mr. Liu intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the shares, conditions in the securities market and general economic and industry conditions, Mr. Liu may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares or selling some or all of his shares, and, alone or with others, pursuing discussions with the Company, other stockholders and third parties with regard to his investment in the Company, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported to be beneficially owned by Mr. Liu is based upon the total of 29,436,928 shares of Common Stock of the Company outstanding on June 14, 2011.

As of the close of business on June 14, 2011, Mr. Liu beneficially owned 9.93% of the outstanding shares of Common Stock of the Company.

(b) Mr. Liu has voting and dispositive powers over 9.93% of the outstanding shares of Common Stock of the Company.

(c) Other than the shares acquired in Items 3 and 4 of this Schedule 13D, Mr. Liu has not acquired any Company common stock within the last 60 days.

(d) No person (other than Mr. Liu) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Mr. Liu and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2011

/s/ Liu Dongqiang
Liu Dongqiang